CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use of our report dated February 10, 2005, with respect to the consolidated financial statements of Manulife Financial Corporation included in this Report of Foreign Issuer (Form 6-K), filed with the Securities and Exchange Commission.

     We also consent to the incorporation by reference in Manulife Financial Corporation’s Report of Foreign Issuer (Form 6-K), which is incorporated by reference in the documents listed below:

•	Registration Statement (Form S-8 No. 333-12610) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Stock Plan for Non-Employee Directors and Executive Stock Option Plan;

•	Registration Statement (Form S-8 No. 333-13072) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Global Share Ownership Plan;

•	Registration Statement (Form S-8 No. 333-91102) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Director Equity Incentive Plan; and

•	Registration Statement (Form S-8 No. 333-114951) of Manulife Financial Corporation pertaining to the John Hancock Financial Services, Inc. 1999 Long-Term Stock Incentive Plan, as amended and the John Hancock Financial Services, Inc. Non-Employee Directors’ Long-Term Stock Incentive Plan,

of our report dated February 10, 2005 with respect to the above-mentioned consolidated financial statements of Manulife Financial Corporation.

Ernst & Young LLP
Toronto, Ontario
March 24, 2005